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                              February 4, 2022

       Zhou Hongxiao
       Chief Executive Officer
       Longduoduo Company Limited
       419, Floor 4, Comprehensive Building,
       Second Light Hospital, Ordos Street,
       Yuquan District, Hohhot,
       Inner Mongolia, China

                                                        Re: Longduoduo Company
Limited
                                                            Amendment No 1. to
Registration Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-260951

       Dear Mr. Hongxiao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed January 21, 2022

       Cover Page

   1. We note your revised disclosure in the fourth paragraph of your cover page regarding your current corporate
structure. Please further revise your disclosure to acknowledge that
                                                        Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in your
operations and/or a material change in the value of your common stock, including that
it could cause the value of your common stock to significantly decline or become
worthless.
 Zhou Hongxiao
FirstName LastNameZhou Hongxiao
Longduoduo  Company Limited
Comapany4,NameLongduoduo
February   2022           Company Limited
February
Page 2 4, 2022 Page 2
FirstName LastName
2. We note your revised disclosure in response to prior comment 1. Please further revise to disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.
3. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to
         U.S. investors, the source, and their tax consequences, if any. Describe any restrictions or limitations on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. For example, please discuss how, if at all, the policies and approval processes of China's State Administration of Foreign Exchange may restrict your ability to transfer cash across borders. State whether any transfers, dividends or distributions have been made to date.
Our Business, page 3

4. We note your revised disclosure in response to prior comment 8. Please further revise to provide a description of each of the third-party healthcare service providers, what services each of these providers offer under the identified contracts, how you will assess each provider and how you will choose future providers.
5. Please file the agreements described in the last two bullet points of the second paragraph of this section as exhibits to your registration statement or tell us why those agreement would not be required to be filed.
Risks Relating to Doing Business in China, page 5

6. We note from your revised disclosure in the second bullet point of this section that you are a holding company with operations conducted through your wholly-owned subsidiaries based in Hong Kong and Singapore. Please revise to expand this bullet point to address your subsidiaries inside China. Please also include disclosure about your subsidiaries based in Singapore, and include those subsidiaries in your organizational chart, or revise your disclosure as appropriate.
7. We note your revised disclosure in response to prior comment 5. Please tell us if the
         PCAOB has been or is currently unable to inspect your auditor and, if so, please revise your disclosure to make that clear. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
8. We note the disclosure in your fourth bullet point in this section which appears to be in response to prior comment 10. Please ensure that you have included a separate risk factor that addresses these risks, and clarify your reference in this bullet point to "Risk Factors-
         We face the risk that changes in the policies," as we do not see a risk factor with that
 Zhou Hongxiao
FirstName LastNameZhou Hongxiao
Longduoduo  Company Limited
Comapany4,NameLongduoduo
February   2022           Company Limited
February
Page 3 4, 2022 Page 3
FirstName LastName
         heading in your current filing.
9. Please disclose the issuance in December 2021 by the China Securities Regulatory
         Commission of the Provisions of the State Council on the Administration of Overseas
         Securities Offering and Listing by Domestic Companies (Draft for Comments) and the
         Administrative Measures for the Filing of Overseas Securities Offering and Listing by
         Domestic Companies (Draft for Comments) and disclose the impact that these drafts may have on your business operations and on your offering, and add related risk factor disclosure, or advise us why such disclosure would not be appropriate. Risk Relating to Our Common Stock and This Offering, page 6

10. We note your revised disclosure in response to prior comments 6 and 7. Please disclose in greater detail why you believe you are not required to seek permissions from the Chinese authorities to operate and to issue your common stock to foreign investors. Please also disclose that if the Chinese authorities disagree with you, you may have to seek their permissions which could impact your offering or operations.
11. We note your disclosure that your common stock has a "limited public trading market."
         Please revise so that this disclosure reconciles to your disclosure on your cover page that there has never been any public market for your common stock.
The recent joint statement by the SEC and PCAOB and the Holding Foreign
Companies
Accountable Act..., page 16

12. We note your revised disclosure in response to prior comment 13. Where you have indicated that the U.S. Senate passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to
         prohibit an issuer   s securities from trading on any U.S. stock
exchanges if its auditor is not
         subject to PCAOB inspections for two consecutive years instead of three, as requested by our prior comment, please further revise to indicate that this would reduce the time period before your securities may be prohibited from trading or delisted. Please also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Risk Factors
We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity..., page 18

13. We note your revised disclosure in response to prior comment 11. Please further revise your disclosure to:
             disclose to what extent you believe you are in compliance with the Cyber Security
             Law described in the fourth paragraph of this risk factor; disclose whether you believe you are an "operator of critical information
 Zhou Hongxiao
Longduoduo Company Limited
February 4, 2022
Page 4
              infrastructure," or a "data processor" carrying out data processing activities that affect or may affect national security, and whether you would be subject to a cybersecurity review, and disclose the basis for your beliefs in these regards; and
                disclose to what extent you believe that you are compliant with the PRC Data
              Security Law that came into effect on September 1, 2021 and how that law impacts your business and offering.
Business of the Company, page 29

14. We note your revised disclosure in response to prior comment 15. Please provide a more detailed description of your business of preventative healthcare. For example, please discuss which tests the company performs and any other specific details about your operations that would be material in order for an investor to understand your business operations.
Financial Statements
Interim Financial Statements for Fiscal Quarter Ended September 30, 2021 Statements of Changes in Deficit, page F-20

15. You disclose that, during the quarter ended September 30, 2021, you issued shares for stock-based compensation, furniture, a lease, and cash. Please tell us why your common stock balance did not change from June 30, 2021 to September 30, 2021 and revise as necessary. If shares were issued, please revise your earnings per share for the quarter ended September 30, 2021, as necessary. If shares were not issued in these transactions, please revise the line item descriptions on the Statements of Stockholders' Equity and clarify the accounting treatment in the notes to the financial statements.
Signatures, page II-5

16. We note your revisions in response to prior comment 22. Although we note you have identified who is signing in their capacity as your principal executive officer and your principal financial officer, as requested by our prior comment, please revise your signature
FirstName LastNameZhou Hongxiao
       page to also include the signature of your controller or principal accounting officer. To
Comapany    NameLongduoduo
       the extent               Company
                  that any person           Limited
                                   is signing in more than one capacity,
indicate each capacity in
       which
February      suchPage
          4, 2022   person
                        4 is signing. Refer to Instructions 1 and 2 to Signatures on Form S-1.
FirstName LastName
 Zhou Hongxiao
FirstName LastNameZhou Hongxiao
Longduoduo  Company Limited
Comapany4,NameLongduoduo
February   2022           Company Limited
February
Page 5 4, 2022 Page 5
FirstName LastName
       You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Jenny Chen-Drake, Esq.